Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5916	E-mail Address matthew.micklavzina@stblaw.com

February 18, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin, Senior Counsel

Re:	HarbourVest Private Investments Fund
Registration Statement on Form N-2
File Nos. 333-280403; 811-23958

Ladies and Gentlemen:

On behalf of HarbourVest Private Investments Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) responses to comments received from the Staff on a telephone call with representatives of Simpson Thacher & Bartlett LLP on January 30, 2025, relating to the second pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

PROSPECTUS

Page 21 - Summary of Offering Terms

1.

Staff Comment: Under “Summary of Offering Terms – Purchasing Shares,” the Fund states that certain financial intermediaries may directly charge shareholders sales loads, upfront placement fees or brokerage commissions. Pursuant to IM Guidance 2016-06, if the Fund agrees with any financial intermediaries to any variations in sales loads charged by the

Fund, please disclose each financial intermediary and the applicable sales load variations the Fund’s prospectus.

Response: The Fund respectfully notes that the Fund is not currently a party to any agreement with a financial intermediary where the Fund may charge a sales load. In response to the Staff comment, the Fund has revised the disclosure under “Purchasing Shares – Sales Load — Class A Shares” as follows:

Financial intermediaries typically receive the sales load with respect to Class A Shares purchased by their clients. Financial intermediaries may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. The availability of any such sales load reduction or waiver may depend on the particular financial intermediary, or type of account through which an investor purchases or holds Shares, or such other factors as determined by the financial intermediary. Any reduction or waiver in sales load will be described in an appendix to this Prospectus. In addition, any sales load waivers or reductions offered through a particular financial intermediary will be implemented and administered solely by that financial intermediary. Investors should contact their financial intermediary for more information regarding applicable sales load waivers and discounts that may be available to them and the financial intermediary’s related policies and procedures.

The Fund has also added the following disclosure under “Purchasing Shares – Share Class Considerations”:

The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular financial intermediary or type of account through which an investor purchases or holds Shares. Investors should contact their financial intermediary for more information regarding applicable sales charge waivers and discounts available to them and the financial intermediary’s related policies and procedures. Neither the Fund, the Adviser nor the Distributor supervises the implementation of these breakpoints, waivers or discounts or verifies the intermediaries’ administration of these breakpoints, waivers or discounts.

Page 24 – Summary of Offering Terms

2.

Staff Comment: Under “Summary of Offering Terms – Fees and Expenses,” the Fund states that “offering costs are amortized to expense over twelve months on a straight-line basis following the Fund’s commencement of investment operations.” Please revise this to be in plain English.

Response: The Fund has revised the disclosure under “Summary of Offering Terms – Fees and Expenses” and “Fund Expenses” as follows:

2

Organizational costs are expensed as incurred. ~~and o~~Offering costs are amortized ~~to expense~~ over twelve months on a straight-line basis ~~following~~after the Fund~~’s~~ commences~~ment of~~ investment operations.

Page 78 – Investment Management Agreement

3.

Staff Comment: Under “Investment Management Agreement – Payment of Management Fee or Incentive Fee in Shares,” please revise the disclosure to reflect the current status of the application to seek exemptive relief to pay the Adviser all or a portion of its Management Fee and/or Incentive Fee in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. If the Fund has not yet received exemptive relief, please disclose that such relief may not be granted.

Response: The Fund has revised the disclosure under “Investment Management Agreement – Payment of Management Fee or Incentive Fee in Shares” as follows:

The Fund has applied for exemptive relief from the SEC that if granted would permit the Fund to pay the Adviser all or a portion of its Management Fee and/or Incentive Fee in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. As of the date of this Prospectus, the Fund has not received the requested exemptive relief and there is no assurance that the Fund will be granted the exemptive relief. As a condition of any such exemptive relief, the Adviser would have to commit not to sell any such Shares received in lieu of a cash payment of its Management Fee or Incentive Fee for at least 12 months from the date of issuance, except in exceptional circumstances.

Page 120 - Prior Performance Information for HarbourVest’s Other Accounts

4.

Staff Comment: Under “Prior Performance Information for HarbourVest’s Other Accounts,” please align the disclosure with the Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. Avail. Aug. 6, 1996) (the “Nicholas-Applegate Letter”). The Staff notes that the current prior performance disclosure for HarbourVest’s other accounts appears to reflect the composite performance of investments comprising three different principal investment strategies pursued by the Fund. To satisfy the conditions of the Nicholas-Applegate Letter, the Staff believes that prior performance disclosure should reflect the performance of a fund, account, or composite of funds and/or accounts managed with investment objectives, policies and strategies substantially similar to those used in managing the Fund, and not composite investment-level performance.

Response: The Fund notes that this comment is no longer applicable as it has removed the “Prior Performance Information for HarbourVest’s Other Accounts” section in its entirety.

* * *

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Matthew C. Micklavzina, Esq.

cc:	Brian Szilagyi, Securities and Exchange Commission

Ryan Sutcliffe, Securities and Exchange Commission

Christian Sandoe, Securities and Exchange Commission

Monique Austin, HarbourVest Registered Advisers L.P.

Daniel Chisholm, HarbourVest Registered Advisers L.P.

Rajib Chanda, Esq.

Ryan P. Brizek, Esq.

4